

Mail Stop 3561

January 5, 2016

Via E-mail
Mr. Riaan Davel
Chief Financial Officer
DRDGOLD Limited
Off Crownwood Road
Crown Mines, 2092
South Africa

> **Re:** **DRDGOLD Limited**
> **Form 20-F for the Fiscal Year Ended June 30, 2015**
> **Filed October 30, 2015**
> **File No. 1-35387**

Dear Mr. Davel:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended June 30, 2015

Item 5. Operating and Financial Review and Prospects
5.A. Operating Results
Operating Results
Comparison of financial performance for the fiscal year ended June 30, 2015 compared with fiscal year ended June 30, 2014, page 54

1. You discuss your net operating costs, a non-IFRS measure, and factors responsible for changes in this measure, but do not discuss either your operating costs or movement in gold in progress, as presented in your consolidated statement of profit and loss and other comprehensive income. Please revise future filings to discuss operating costs and movement in gold in progress, and factors responsible for the changes in these line items between periods. If you continue to discuss the non-IFRS measure net operating costs in

future filings, please do so in a discussion that follows your discussion of the amounts presented in your financial statements. Refer to the guidance in General Instruction C(e) to Form 20-F and Item 10(e)(1) of Regulation S-K. Please provide your proposed disclosure as part of your response.

5.B. Liquidity and Capital Resources, page 58

2. Your current discussion of cash flows from operating, investing and financing activities only addresses the fiscal year ended June 30, 2015 as compared to the fiscal year ended June 30, 2014. In future filings, please discuss for all periods presented the business reasons for changes between periods in your cash flows from operating, investing and financing activities. Refer to the guidance in Item 5 to Form 20-F.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Linda Cvrkel at (202) 551-3813 or Rufus Decker, Accounting Branch Chief, at (202) 551-3769 with any questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Mining